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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B) AND (C) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                               (Amendment No. 1)(1)


                          AIRTOUCH COMMUNICATIONS, INC.
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                                (NAME OF ISSUER)


  COMMON STOCK, PAR VALUE $0.01 PER SHARE                       00949T100
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       (TITLE OF CLASS OF SECURITIES)                        (CUSIP NUMBER)


                                  JUNE 12, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:                               [ ] Rule 13d-1(b)
                                                            [X] Rule 13d-1(c)
                                                            [ ] Rule 13d-1(d)

     (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               (Page 1 of 8 Pages)


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NYFS05...:\35\78535\0046\1867\SCH6198K.090
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
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CUSIP No.               00949T100                       13G                Page 2 of 8 Pages
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
       1.         NAMES OF REPORTING PERSONS           MEDIAONE GROUP, INC.
                                                       (FORMERLY "U S WEST, INC.")

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)                      84-0926774
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       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (A) [X]
                                                                                           (B) [ ]
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       3.         SEC USE ONLY

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       4.         CITIZENSHIP OR PLACE OF              DELAWARE
                  ORGANIZATION

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      NUMBER OF          5.    SOLE VOTING POWER
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6.    SHARED VOTING POWER             59,446,902
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7.    SOLE DISPOSITIVE POWER          59,446,902
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8.    SHARED DISPOSITIVE POWER

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       9.         AGGREGATE AMOUNT BENEFICIALLY                59,446,902
                  OWNED BY REPORTING PERSON

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      10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [ ]
                  CERTAIN SHARES

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      11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     10.4%

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      12.         TYPE OF REPORTING PERSON             CO

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                                Page 2 of 8 Pages
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CUSIP No.               00949T100                       13G                Page 3 of 8 Pages
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       1.         NAMES OF REPORTING PERSONS           MEDIAONE GROUP, INC.

                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY)
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       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (A) [X]
                                                                                           (B) [ ]
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       3.         SEC USE ONLY

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       4.         CITIZENSHIP OR PLACE OF              COLORADO
                  ORGANIZATION

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      NUMBER OF          5.    SOLE VOTING POWER
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6.    SHARED VOTING POWER             59,446,902
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7.    SOLE DISPOSITIVE POWER          59,446,902
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8.    SHARED DISPOSITIVE POWER

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       9.         AGGREGATE AMOUNT BENEFICIALLY                59,446,902
                  OWNED BY REPORTING PERSON

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      10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE                       [ ]
                  CERTAIN SHARES

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      11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     10.4%

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      12.         TYPE OF REPORTING PERSON             CO

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


                          Page 3 of 8 Pages
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ITEM 2(A).  NAME OF PERSON FILING:

            This statement is filed on behalf of MediaOne Group, Inc. (formerly "U S WEST, Inc."), a Delaware corporation ("MediaOne Group"), and MediaOne Group, Inc., a Colorado corporation and wholly owned subsidiary of MediaOne Group ("MediaOne Colorado" and, together with MediaOne Group, the "Group"). The Agreement among the Group that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

      MediaOne Colorado acquired beneficial ownership of the securities listed in Item 9 of the Cover Sheet relating to MediaOne Colorado (the "Securities") in connection with separation of U S WEST, Inc., a Delaware corporation ("Old U S WEST"), into two independent companies (the "Separation"). The Separation was consummated on June 12, 1998.

      Prior to the Separation, the Securities were owned by U S WEST Media Group, Inc., a Delaware corporation and wholly owned subsidiary of Old U S WEST ("MGI"). In connection with the Separation, MGI contributed the Securities as a capital contribution to MediaOne Colorado, which was then a direct wholly owned subsidiary of MGI. Following such contribution, MGI distributed the stock of MediaOne Colorado to Old U S WEST. As a result, MediaOne Colorado became a direct wholly owned subsidiary of Old U S WEST and acquired direct ownership of the Securities and MGI no longer beneficially owns the Securities. In connection with the Separation, Old U S WEST was renamed "MediaOne Group, Inc."

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The address of the principal business office of MediaOne Group and MediaOne Colorado is 188 Inverness Drive West, Englewood, Colorado 80112.

ITEM 2(C).  CITIZENSHIP:

            MediaOne Group is a Delaware corporation. MediaOne Colorado is a Colorado corporation.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         If this statement is filed pursuant to Rule 13d-1(c), check this box: [X]

ITEM 4.  OWNERSHIP:

         The responses of the Group to Items 5, 6, 7, 8, 9 and 11 of the Cover Sheets, which related to the beneficial ownership of the Common Stock, are incorporated herein by


                          Page 4 of 8 Pages
reference. All shares of Common Stock beneficially owned by the Group are owned directly by MediaOne Colorado and indirectly by MediaOne Group. According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, 572,421,404 shares of Common Stock were outstanding on April 30, 1998. As of the date hereof, MediaOne Colorado directly owns, and MediaOne Group indirectly owns, 59,446,902 shares of Common Stock. Based on the number of shares of Common Stock outstanding as of April 30, 1998, the shares of Common Stock directly owned by MediaOne Colorado and indirectly owned by MediaOne Group represent 10.4% of the outstanding Common Stock.

         MediaOne Group and the Issuer have entered into the Amended and Restated Investment Agreement, dated as of April 6, 1998 (the "Investment Agreement"). Pursuant to the Investment Agreement, MediaOne Group has agreed that MediaOne Group and its affiliates will vote all of the shares of Common Stock held by them in favor of the individuals nominated by the Issuer for election to the Board of Directors of the Issuer and on all other matters in the same proportion as all other holders of the Common Stock. Notwithstanding the foregoing, pursuant to the Investment Agreement, if Weil, Gotshal & Manges LLP, Pillsbury Madison & Sutro LLP or other nationally recognized securities counsel for MediaOne Group or the Issuer informs MediaOne Group and the Issuer in writing that, as a result of the foregoing voting agreement with respect to the election of directors, such counsel is unable to deliver an opinion that MediaOne Group is not an "affiliate" of the Issuer within the meaning of Rule 144 under the Securities Act, then, with respect to the election of directors, MediaOne Group has agreed that MediaOne Group and its affiliates will vote all of the shares of Common Stock held by them in the same proportion as all other holders of the Common Stock.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         This Statement on Schedule 13G is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended. The members of the Group are MediaOne Group and MediaOne Colorado.


ITEM 10. CERTIFICATION:

         By signing below, MediaOne Group and MediaOne Colorado certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                          Page 5 of 8 Pages
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                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, MediaOne Group and MediaOne Colorado certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1998

                                         MEDIAONE GROUP, INC.
                                         (formerly "U S WEST, Inc.")

                                         By: /s/ STEPHEN E. BRILZ
                                            --------------------------------
                                            Name:  Stephen E. Brilz
                                            Title: Assistant Secretary



                                         MEDIAONE GROUP, INC.

                                         By: /s/ STEPHEN E. BRILZ
                                            --------------------------------
                                            Name:  Stephen E. Brilz
                                            Title: Assistant Secretary




                          Page 6 of 8 Pages
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                                  Exhibit Index
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                                                                        Page
Exhibit    Description                                                  Number
-------    -----------                                                  ------

   A Agreement between MediaOne Group, Inc. (formerly "U S WEST, Inc."), a Delaware corporation ("MediaOne Group"), and
           MediaOne Group, Inc., a Colorado corporation and wholly
           owned subsidiary of MediaOne Group, to file a joint
           statement on Schedule 13G.......................................8









                          Page 7 of 8 Pages